VIA EDGAR TRANSMISSION
July 1, 2016

Stephen Krikorian
Branch Chief – Accounting
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Amber Road, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 16, 2016 Form 8-K Filed May 5, 2016 File No. 001-36360
Dear Mr. Krikorian:
We are in receipt of your letter dated June 20, 2016, in which you have asked us to provide additional information related to Amber Road, Inc.'s (the “Company”) Form 10-K filed on March 16, 2016 and Form 8-K filed May 5, 2016. The Company’s response to your comments are set forth below. To facilitate your review, we have reproduced in bold face type the comments from your letter, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note (2) Summary of Significant Accounting Policies and Practices
(t) Geographic Information, page F-13

1.
We note that a significant portion of your revenues and long-term assets are included in the “international” geographic area. To the extent material, revenues and long-lived assets by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

RESPONSE: The guidance in ASC 280-10-50-41 requires disclosure of revenues from external customers attributable to an individual foreign country only if such revenues are material. Although foreign revenues accounted for 17%, 14%, and 11% of total consolidated revenues for the years ended December 31, 2015, 2014 and 2013, respectively, there was no material concentration of revenue in any individual country. As such, the Company believes that disclosure of revenue by individual foreign country is not material at this time and no additional disclosure is required. The Company will continue to monitor revenue in all countries and will separately disclose any individual foreign country with revenue greater than 10% of total consolidated revenue.
With respect to long-lived assets, the Company historically included goodwill and intangible assets as long-lived assets. In future filings, the Company will include only property and equipment and exclude goodwill and intangible assets from long-lived assets. At December 31, 2015 and 2014, after excluding goodwill and intangible assets, no one individual foreign country had long-lived assets greater than 10% of total consolidated long-lived assets. As such, the Company believes that disclosure of long-lived assets by individual foreign country is not material at this time and no additional disclosure is required. The Company will continue to monitor long-lived assets in all countries and will separately disclose any individual foreign country with long-lived assets greater than 10% of total consolidated long-lived assets.

Note (3) Acquisitions, page F-14

2.
We note that you acquired ecVision on March 2, 2015. Please tell us your consideration of disclosing the primary reasons for the business combination and providing a qualitative description of the factors that make up the goodwill recognized. We refer you to ASC 805-10-50 and ASC 805-30-50. We further note that you have a contingent retention payment of $3,675,000 payable on June 1, 2017. Please explain how you considered the guidance in ASC 805-10-55-25 when determining whether the contingent retention payment should be included as part of your purchase consideration or compensation expense.

RESPONSE: ASC 805-10-50 and ASC 805-30-50 requires the Company to provide the primary reasons for the business combination as well as a qualitative description of factors that make up goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. The primary reason for the business combination was to expand our suite of global supply chain capabilities. The ecVision acquisition allows us to provide more services where the global supply chain begins and will differentiate the Company in the market. Factors that make up the goodwill recognized consist of the Company’s realization of revenue and technology synergies as well as the utilization of the existing work force of ecVision. We also anticipate opportunities for growth through our ability to offer new and existing customers a broader range of supply chain products. These factors, among others, contributed to a purchase price in excess of the estimated fair value of ecVision’s identifiable net assets acquired and, as a result, we have recorded goodwill in connection with this acquisition. The Company will include in all future filings where applicable the disclosures required by the aforementioned standard.
ASC 805-10-55-25 provides guidance on contingent retention payments in business combinations when it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination. The Company determined that the contingent retention payment of $3,675,000 payable on June 1, 2017, provided the employment of the founder of ecVision has not been terminated for "Cause" or by the founder without "Good Reason" prior to March 31, 2017, was both compensation and contingent consideration. The Company determined that the portion of the retention payment attributed to ecVision's founder, a selling shareholder and key employee, and his family member, also a selling shareholder, would be considered compensation due to the forfeiture of the payment upon termination for Cause or his departure without Good Reason. This compensation cost is being recorded ratably through March 31, 2017, the end of the retention period. The remaining amount of the retention payment to unrelated shareholders who will receive the same amount of contingent consideration on a per-share basis was considered by the Company to be additional purchase consideration.

 Note (9) Stockholders’ Equity, page F-21

3.
We note you have overseas subsidiaries including ones in the People’s Republic of China and Japan. Tell us what consideration you gave to disclosing the amount of retained earnings or net income that is restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, tell us the amount of any restricted net assets of consolidated and unconsolidated subsidiaries as of December 31, 2015. In this regard, also explain how you considered the disclosure requirements in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I.

RESPONSE: The guidance in Rule 4-08(e)(1) requires the registrant to describe restrictions on its ability to pay dividends including the amount of retained earnings and net income that is restricted or unrestricted. The Company considered the guidance and noted that our overseas subsidiary in Japan is immaterial to the Company and that subsidiaries in the Peoples Republic of China had net losses for the years ended December 31, 2015, 2014, 2013 and negative retained earnings at December 31, 2015 and 2014. The Company determined that there were no restrictions so there was no need to disclose. Additionally, there are no restricted net assets of consolidated and unconsolidated subsidiaries as of December 31, 2015.
The Company also considered the disclosure requirements in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I. Rule 4-08(e)(3) requires footnote disclosure in the consolidated financial statements about the nature and amount of significant third party restrictions on the ability of subsidiaries to transfer funds to the registrant through intercompany loans, advances or cash dividends if restricted net assets of consolidated subsidiaries and equity method investees exceed 25% of consolidated net assets. The Company considered and determined no disclosure was necessary as there are no subsidiaries with restrictions. Rule 5-04 of Regulation S-X requires registrants to include parent-only condensed financial information on Schedule I, Condensed Financial Information of Registrant, when restricted net assets of only the registrant’s consolidated subsidiaries exceed 25% of the registrant’s consolidated net assets. The Company considered and determined no disclosure was necessary.

Form 8-K filed May 5, 2016
Exhibit 99.1

4.
We note your forward-looking non-GAAP measures for the second quarter and full year 2016 includes Non-GAAP revenue, Non-GAAP adjusted operating loss and Non-GAAP adjusted net loss per common share. Your presentation appears to include of forward-looking non-GAAP measures without a similar discussion and analysis of the comparable GAAP measures in a location with equal or greater prominence. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, you appear to have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise that in our future filings, commencing with the quarter ended June 30, 2016, we will include all of the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K when we present non-GAAP financial measures.
* * * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the Fiscal Year Ended December 31, 2015 and the Form 8-K filed May 5, 2016. We also acknowledge that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Finally, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for reviewing the aforementioned filings. Should you have any questions, please do not hesitate to contact me at (201) 804-6170.

Sincerely,

/s/ Thomas E. Conway
Thomas E. Conway, CFO

Enclosures
cc:	James W. Preuninger
Bradley D. Holmstrom, Esq.